January 4, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	Withdrawal of Registration Statement on Form S-1
(File No. 333-159580)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), American DG Energy Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-159580), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 29, 2009 and further amended on September 2, 2009 and September 30, 2009.  No securities were sold in the proposed offering described in the Registration Statement.

The Registrant filed a new resale registration statement on Form S-3 on December 23, 2009, to register shares from recent private placements and, because the Registrant has been listed on the NYSE Amex, the Registrant is eligible to use Form S-3 since the recent private placements are now purely a secondary offering.

The Registrant respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant with the Commission consenting thereto.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at American DG Energy Inc., 45 First Avenue, Waltham, MA 02451, facsimile number (781) 622-1027, with a copy to the Registrant’s counsel, Sullivan & Worcester LLP, Attention Edwin Miller Jr., One Post Office Square, Boston, MA 02109, facsimile number (617) 338-2880.

Please call me at (781) 622-1117 or our attorney, Edwin Miller at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

Cc:	Mara Ransom, Branch Chief
Catherine Brown, Attorney